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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On December 18, 19 and 20, 2013, the requisite Italian Internal Dealing forms were made publicly available and were also filed with Borsa Italiana and CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”), please see the Company’s Annual Report on Form 20-F available on the Company’s website at www.luxottica.com and filed with the SEC.

On December 16 and 17, 2013, Delfin S.à r.l. acquired 47,000 and 15,300 ordinary shares of the Company.  The shares were acquired in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 36.8274 and 36.9479, respectively.

On December 19 and 20, 2013, Delfin S.à r.l. acquired 80,000 and 25,000 ordinary shares of the Company.  The shares were acquired in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of 37.9051 and 37.7784, respectively.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
December 20, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER